Exhibit 45

AMENDMENT TO LETTER AGREEMENT

This AMENDMENT (this “Amendment”) to the Letter Agreement, dated September 12, 2022 (the “Letter Agreement”), by and between GIP III Sol Acquisition, LLC, a Delaware limited liability company (“GIP”), TotalEnergies Renewables USA, LLC, a Delaware limited liability company (“TotalEnergies USA”, and together with GIP, the “Sponsors”) and Sol Holding, LLC, a Delaware limited liability company (the “Company” and together with the Investors, the “Parties”), is made and entered into as of February 14, 2024 by and between the Sponsors and the Company. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given to them in the Letter Agreement.

W I T N E S S E T H:

WHEREAS, the Parties entered into the Letter Agreement to memorialize certain governance, transfer, exit and related rights with respect to the Company and SunPower Corporation, a Delaware corporation (“SPWR”);

WHEREAS, on or about the date hereof, the Company and SPWR entered into an Amended and Restated Affiliation Agreement (the “Affiliation Agreement”) governing the relationship between SPWR and the Company and its Affiliates;

WHEREAS, the Parties wish to amend certain terms of the Letter Agreement to align such terms with the terms of the Affiliation Agreement, as set forth below.

NOW, THEREFORE, in consideration of the foregoing premises and the matters set forth herein, as well as other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, the Parties agree as follows:

1.             Defined Terms. To better align certain defined terms used in the Letter Agreement with the defined terms used in the Affiliation Agreement, the Letter Agreement is hereby amended as follows:

a.             The term “GIP Investor” in the Letter Agreement shall be replaced by the term “GIP”.

b.             The term “TTE Investor” in the Letter Agreement shall be replaced by the term “TotalEnergies USA”.

c.             The terms “Investor” and “Investors” in the Letter Agreement shall be replaced by the terms “Sponsor” and “Sponsors,” respectively.

d.             The term “Terra” in the Letter Agreement, including related terms “Terra Director,” “Terra Group,” “Terra Tender Offer,” and “Terra Merger” shall be replaced by the term “Investor”, including related terms “Investor Director,” “Investor Group,” “Investor Tender Offer,” and “Investor Merger”.

e.             The term “Affiliation Agreement” in the Letter Agreement shall mean the Amended and Restated Affiliation Agreement, dated as of February 14, 2024, by and between the Company and SPWR, as amended, modified, supplemented, or restated from time to time.

2.             Voting Agreement. Section 2 of the Letter Agreement is hereby amended and restated in its entirety as follows:

“2.           Voting Agreement. Notwithstanding anything in Section 3 of this Letter Agreement to the contrary, except as may otherwise be agreed by each of the Sponsors in writing, the Company shall, and each Sponsor agrees to, take all actions necessary or reasonably advisable to cause the Company, and any Manager designated by such Sponsor, to:

(a)             designate, nominate, appoint, classify and elect to the SPWR Board of Directors such individuals as the Company is entitled to appoint pursuant to the Affiliation Agreement; provided, however, that (x) for so long as the Company is entitled to appoint an even number of directors to the SPWR Board of Directors, GIP and TotalEnergies USA shall have the right to appoint an equal number of such directors, and (y) for so long as the Company is entitled to appoint an odd number of directors greater than (1) director, GIP and TotalEnergies USA shall have the right to appoint an equal number of such directors and the remaining director shall be mutually appointed by GIP and TotalEnergies USA; provided, further, that, for the avoidance of doubt, for purposes of the Affiliation Agreement, any such individual appointed to the SPWR Board of Directors pursuant to this Letter Agreement shall be considered an Investor Director (as such term is defined under the Affiliation Agreement);

(b)             cause the Company to operate in accordance with, and subject to, the rights and obligations of the Company under the Affiliation Agreement; and

(c)             enter into any voting, proxy, consent or similar agreement reasonably requested by a Sponsor, so as to ensure the provision of any designation rights contemplated to be provided to such Sponsor pursuant to this Section 2 of this Letter Agreement.”

3.             Restrictions on Transfers of Units. Subsection (x) of Section 4(a)(ii) of the Letter Agreement is hereby deleted in its entirety.

4.             Agreement. All references to the “Agreement” set forth in the Letter Agreement shall be deemed to be references to the Letter Agreement as amended by this Amendment.

5.             Headings. The headings set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.

6.             Confirmation of the Letter Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Letter Agreement remain unmodified and in full force and effect. The applicable provisions of Sections 11 and 13 through 16 of the Letter Agreement shall apply to this Amendment mutatis mutandis.

[Execution page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their respective duly authorized officers to be effective as of the date first above written.

TOTALENERGIES RENEWABLES USA, LLC

By:	/s/ Christopher Gilles
Name: Christopher Gilles
Title: Chief Financial Officer

GIP III SOL ACQUISITION, LLC

By:	/s/ Gregg Myers
Name: Gregg Myers
Title: Chief Financial Officer

SOL HOLDING, LLC

By:	/s/ Daniel Barbosa
Name: Daniel Barbosa
Title: Manager